UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
Cambridge Antibody Technology Group plc
(Name of Subject Company (Issuer))
AstraZeneca PLC
AstraZeneca UK Limited
(Names of Filing Persons (Offerors))
Ordinary Shares
American Depositary Shares
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depositary Shares (US1321481079)
(CUSIP Number of Class of Securities)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
Tel: 011 44 20 7304 5000
with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$427,428,792	$45,735

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,210, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on May 15, 2006, of £1=$1.8836, which yields $427,428,792, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document dated May 23, 2006.

(2)	Sent via wire transfer to the SEC on May 23, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 (this “Amendment”) further amends the Tender Offer Statement on Schedule TO initially filed with the SEC on May 23, 2006 by AstraZeneca PLC and its wholly-owned subsidiary, AstraZeneca, relating to the Offer. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Offer Document filed as Exhibit 99.(a)(1) hereto.
On June 22, 2006, AstraZeneca issued an announcement of the results of the Offer at the first closing date and also declared the Offer unconditional and extended the Initial Offer Period for acceptance. The announcement is filed as Exhibit 99.(a)(15) hereto and is incorporated herein by this reference.
On June 22, 2006, CAT issued a press release announcing the appointment of a new Chief Executive Officer. The announcement is filed as Exhibit 99.(a)(16) hereto and is incorporated herein by this reference.

ITEM 12.	EXHIBITS.

99	.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99	.(a)(2)°	Letter of Transmittal
99	.(a)(3)°	Notice of Guaranteed Delivery
99	.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)°	Form of Acceptance, Authority and Election
99	.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99	.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99	.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99	.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99	.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99	.(a)(15)	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated June 22, 2006
99	.(a)(16)	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated June 22, 2006
99	.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99	.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.
°	Previously filed with the SEC.
ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
Item 8. Fairness of the Transaction
This Amendment amends and supplements Item 8 under Item 13 hereof as follows:
CAT provided Morgan Stanley with financial projections through 2011 that attempted to demonstrate CAT’s maximum capacity to fund research and development based on revenues from its royalty streams including HUMIRA and current cash balances. While Morgan Stanley reviewed the projections in the context of its opinion, Morgan Stanley did not deem the projections to be material to its opinion for the reasons outlined below:
•	The purpose of the projections was to estimate the maximum that CAT could spend on research and development and the projections were not intended to represent management’s view as to the financial profile of the business. The projections focused on cash utilisation rather than accounting profit and loss.
•	As CAT had a number of pipeline candidates in the early stages of development, the projection period provided through 2011 was not long enough to capture any potential revenue for these projects.
•	The discounted cash flow methodology employed by Morgan Stanley was based on assessing value on a component-by-component basis including the value of each product candidate and the technology platform of CAT. As a result, Morgan Stanley did not discount the cash flows of CAT on a consolidated basis and thus the consolidated financial projections were not used in the discounted cash flow methodology.

Item 16. Exhibits

99	.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99	.(a)(2)°	Letter of Transmittal
99	.(a)(3)°	Notice of Guaranteed Delivery
99	.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)°	Form of Acceptance, Authority and Election
99	.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99	.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99	.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99	.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99	.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99	.(a)(15)	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated June 22, 2006
99	.(a)(16)	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated June 22, 2006
99	.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99	.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Graeme Musker

Name: Graeme Musker
Title: Company Secretary and Solicitor
Date: June 22, 2006

EXHIBIT INDEX

99.(a)(1)°	Offer Document dated May 23, 2006, as amended and restated
99.(a)(2)°	Letter of Transmittal
99.(a)(3)°	Notice of Guaranteed Delivery
99.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)°	Form of Acceptance, Authority and Election
99.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99.(a)(15)	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated June 22, 2006
99.(a)(16)	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated June 22, 2006
99.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(c)(2)°	Summary presentation by Goldman Sachs International, dated April 7, 2006
99.(c)(3)°	Summary presentation by Goldman Sachs International, dated April 11, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.